UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                         MONARCH CASINO & RESORT, INC.
                         -----------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    609027107
                                 --------------
                                 (CUSIP Number)


 BEN FARAHI - 1175 WEST MOANA LANE, SUITE 200, RENO, NV 89509 - (775) 825-3355
 -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 2, 2002
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          JOHN FARAHI
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [x]
        (b) [ ]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: 1,484,279
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: none
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: 1,484,279
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: none
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,279 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          15.7%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------














                                    -2-
CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          BOB FARAHI
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [x]
        (b) [ ]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: 1,484,278 shares
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: none
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: 1,484,278 shares
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: none
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,278 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          15.7%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------














                                    -3-
CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          BEN FARAHI, as an individual and co-trustee of THE JILA FARAHI TRUST
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [x]
        (b) [ ]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: 1,477,827 shares
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: 614,617 shares
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: 1,477,827 shares
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: 614,617 shares
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,092,444 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          22.1%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------














                                    -4-
CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          JILA FARAHI, as co-trustee of THE JILA FARAHI TRUST
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [x]
        (b) [ ]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: none
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: 614,617 shares
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: none
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: 614,617 shares
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person
          614,617 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          6.5%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------














                                    -5-
CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          DAVID FARAHI, as co-trustee of THE JILA FARAHI TRUST
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [x]
        (b) [ ]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: none
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: 614,617 shares
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: none
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: 614,617 shares
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person
          614,617 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          6.5%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------














                                    -6-
CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          PARVIN FARAHI, as co-trustee of THE JILA FARAHI TRUST
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [x]
        (b) [ ]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: none
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: 614,617 shares
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: none
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: 614,617 shares
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person
          614,617 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          6.5%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------














                                    -7-
ITEM 1. SECURITY AND ISSUER

     On August 13, 1993, John Farahi, Bob Farahi, Ben Farahi, and Jila Farahi, as individuals, each filed a Schedule 13D with the Securities and Exchange Commission (the "Schedules 13D"), with respect to their respective beneficial ownership of the common stock, $0.01 par value, of Monarch Casino & Resort, Inc., a Nevada corporation (the "Company"). On May 20, 2002, Jila Farahi executed a Declaration of Trust, governed by the laws of the State of Nevada, which provides that she will be the primary settlor of the Jila Farahi Trust and that Ben Farahi, Parvin Farahi, David Farahi and Jila Farahi will act as the primary co-trustees of the Jila Farahi Trust. Accordingly, this statement is being filed by John Farahi, Bob Farahi and Ben Farahi to amend their respective Schedules 13D filed in 1993. Except as specifically provided herein, this statement does not modify any of the information previously reported on the respective Schedules 13D of John Farahi, Bob Farahi and Ben Farahi. This statement is further being filed by the co-trustees of the Jila Farahi Trust and shall replace in its entirety the Schedule 13D filed by Jila Farahi, an individual, in 1993.

     The address of the principal executive offices of the Company is 1175 West Moana Lane, Suite 200, Reno, NV 89509.


ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) The persons filing this statement are John Farahi, Bob Farahi, and Ben Farahi, individuals, and Jila Farahi, Ben Farahi, David Farahi and Parvin Farahi, co-trustees of the Jila Farahi Trust (collectively, the "Reporting Parties"). The business address of the Reporting Parties is 1175 West Moana Lane, Reno, Nevada 89509. John Farahi, Bob Farahi and Ben Farahi are each officers and directors of the Company. Jila Farahi's principal occupation is a housewife. David Farahi and Parvin Farahi are both retired.

     (d) - (e) None of the Reporting Parties has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f) All Reporting Parties are U.S. citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See response to Item 4, "Purpose of the Transaction."


ITEM 4. PURPOSE OF THE TRANSACTION

     On July 2, 2002, John Farahi, Bob Farahi, Ben Farahi and the Jila Farahi Trust sold in the aggregate 2,000,000 shares of common stock, par value $0.01, through a registered public offering (S.E.C. File Number 333-89698), which was declared effective by the Securities and Exchange Commission on July 2, 2002.



                                    -8-
     Subject to the above, the Reporting Parties do not have any plans or proposals which relate to or would result in:

  (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
  (b) an extraordinary corporate transaction, such as a merger reorganization or liquidation involving the issuer or any of its subsidiaries;
  (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
  (d) any change in the present board of directors or management of the issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  (e) any material change in the present capitalization or dividend policy of the issuer;
  (f) any other material change in the issuer's business or corporate structure;
  (g) changes in the issuer's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
  (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
  (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
  (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) John Farahi, Bob Farahi and Ben Farahi each beneficially own an aggregate of 1,484,279, 1,484,278 and 2,092,444 shares respectively, representing 15.7%, 15.7% and 22.1%, respectively, of the Company's 9,468,880 shares of the Company's common stock outstanding as of August 28, 2002. Jila Farahi, David Farahi and Parvin Farahi beneficially own an aggregate of 614,617 shares, representing 6.5% of the Company's 9,468,880 shares of the Company's common stock outstanding as of August 28, 2002.

     (b) John Farahi, Bob Farahi and Ben Farahi, individuals, have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,484,279, 1,484,278, and 1,477,827 shares of the Company's common stock, respectively. Jila Farahi, Ben Farahi, David Farahi and Parvin Farahi, co-trustees of the Jila Farahi Trust, have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 614,617 shares of the Company's common stock.

     (c) On July 2, 2002, John Farahi sold 586,555 shares, Bob Farahi sold 586,555 shares, Ben Farahi sold 584,006 shares, and the Jila Farahi Trust sold 242,884 shares of the Company's common stock, par value $0.01, at $12.50 per share.

     (d) The shares of the Company's common stock held by John Farahi, Bob Farahi and Ben Farahi, as individuals, may be subject to applicable community property laws.


                                    -9-
     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     John Farahi is the Co-Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and a Director of the Company; Bob Farahi is the Co-Chairman of the Board of Directors, President and a Director of the Company; and Ben Farahi is the Co-Chairman of the Board of Directors, Chief Financial Officer, Secretary, Treasurer and a Director of the Company. John, Bob and Ben Farahi are brothers. Jila Farahi, settler and co-trustee of the Jila Farahi Trust is the sister of John, Bob and Ben Farahi. David and Parvin Farahi, co-trustees of the Jila Farahi Trust, are the parents of John, Bob, Ben and Jila Farahi.

     In connection with the offering by the selling stockholders of the Company described in Item 4 above, John Farahi, Bob Farahi, Ben Farahi and the Jila Farahi Trust entered into an agreement with the Company's underwriters, Hibernia Southcoast Capital, Inc. and The Seidler Companies Incorporated (the "Underwriters"), not to sell or convey their shares of the Company's common stock for a period of 90 days after July 2, 2002, without the consent of the Underwriters.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Joint Filing Agreement between John Farahi, Bob Farahi, Ben Farahi, Jila Farahi, David Farahi and Parvin Farahi dated August 28, 2002.

     Exhibit B - Powers of Attorney for co-trustees dated August 28, 2002.

     Exhibit C - Lock-Up Agreement by and among John Farahi, Bob Farahi, Ben Farahi, the Jila Farahi Trust and Hibernia Southcoast Capital, Incorporated, as representative of the Underwriters, dated June 7, 2002.


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    /s/ JOHN FARAHI                              August 28, 2002
    ---------------                              ---------------
        John Farahi                                   (Date)

    /s/ BOB FARAHI                               August 28, 2002
    ---------------                              ---------------
        Bob Farahi                                   (Date)

    /s/ BEN FARAHI                               August 28, 2002
    ---------------                              ---------------
        Ben Farahi                                   (Date)



                                   -10-
THE JILA FARAHI TRUST

 By: /s/ JILA FARAHI                             August 28, 2002
    ----------------                             ---------------
    Name: Jila Farahi                                (Date)
    Title: Co-trustee

 By: /s/ BEN FARAHI                               August 28, 2002
    --------------                               ---------------
    Name: Ben Farahi                                 (Date)
    Title: Co-trustee

 By: /S/ DAVID FARAHI                            August 28, 2002
    -----------------                            ---------------
    Name: David Farahi                               (Date)
    Title: Co-trustee

 By: /S/ PARVIN FARAHI                           August 28, 2002
    ------------------                           ---------------
    Name: Parvin Farahi                                (Date)
    Title: Co-trustee

*By:/s/ BEN FARAHI                               August 28, 2002
    --------------                               ---------------
    Ben Farahi                                         (Date)
    Attorney-in-fact

*Pursuant to Power of Attorney filed herein.






























                                    -11-
EXHIBIT A

                        Monarch Casino & Resort, Inc.
                        Joint Filing Agreement Among

     John Farahi, Bob Farahi, Ben Farahi, Jila Farahi, David Farahi and Parvin Farahi.


     Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them:

     Now, therefore, the parties hereto agree as follows:

     John Farahi, Bob Farahi, Ben Farahi, Jila Farahi, David Farahi and Parvin Farahi do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, that the foregoing statement on Schedule 13D relating to their ownership of the common stock of the Company is filed on behalf of each of them and that all subsequent amendments to this statement shall be filed on behalf of each of them without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is accurate.

     This agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


JOHN FARAHI

    /s/ JOHN FARAHI                              August 28, 2002
    --------------                               ---------------
    John Farahi, an individual                        (Date)

BOB FARAHI

    /s/ BOB FARAHI                               August 28, 2002
    --------------                               ---------------
    Bob Farahi, an individual                         (Date)

BEN FARAHI

    /s/ BEN FARAHI                               August 28, 2002
    --------------                               ---------------
    Ben Farahi, an individual and                     (Date)
    Co-trustee




                                   -12-
JILA FARAHI

    /S/ JILA FARAHI                              August 28, 2002
    ---------------                              ---------------
    Jila Farahi, Co-trustee                           (Date)

DAVID FARAHI

    /S/ DAVID FARAHI                             August 28, 2002
    ----------------                             ---------------
    David Farahi, Co-trustee                          (Date)

PARVIN FARAHI

    /S/ PARVIN FARAHI                            August 28, 2002
    -----------------                            ---------------
    Ben Farahi, Co-trustee                            (Date)


*By:/s/ BEN FARAHI                               August 28, 2002
    --------------                               ---------------
    Ben Farahi                                        (Date)
    Attorney-in-fact


*Pursuant to Power of Attorney filed herein.
































                                    -13-
EXHIBIT B


                              POWER OF ATTORNEY

     Know all men by these presents, that the undersigned constitutes and appoints Ben Farahi, her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for her in her name, place and stead, to sign any and all documents and materials of each type applicable to the Jila Farahi Trust and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection herewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


  /s/ JILA FARAHI                              Date: August 28, 2002
  ---------------
      Jila Farahi


                              POWER OF ATTORNEY

     Know all men by these presents, that the undersigned constitutes and appoints Ben Farahi, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to the Jila Farahi Trust and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection herewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


  /s/ DAVID FARAHI                              Date: August 28, 2002
  ---------------
      David Farahi













                                    -14-
                              POWER OF ATTORNEY

     Know all men by these presents, that the undersigned constitutes and appoints Ben Farahi, her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for her in her name, place and stead, to sign any and all documents and materials of each type applicable to the Jila Farahi Trust and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection herewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


  /s/ PARVIN FARAHI                              Date: August 28, 2002
  -----------------
      Parvin Farahi






































                                    -15-
EXHIBIT C

                        Monarch Casino & Resort, Inc.
                       Public Offering of Common Stock
                              Lock-Up Agreement

June 7, 2002

Hibernia Southcoast Capital, Inc.
The Seidler Companies Incorporated

c/o Hibernia Southcoast Capital
909 Poydras Street, Suite 1000
New Orleans, LA  70112

Ladies and Gentlemen:

     This letter is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement"), between Monarch Casino & Resort, Inc., a Nevada corporation (the "Company"), the selling stockholders named therein, and each of you as underwriters named therein, relating to an underwritten public offering of Common Stock, $0.01 par value (the "Common Stock"), of the Company.

     In order to induce you to enter into the Underwriting Agreement, the undersigned will not, without your prior written consent, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of ninety 90 days after the date of the Underwriting Agreement.

     If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Very truly yours,


By: /s/JOHN FARAHI
    --------------
    John Farahi
    Chief Executive Officer
    1175 W. Moana Lane
    Reno, NV 89509


                                   -16-
By: /s/BOB FARAHI
    --------------
    Bob Farahi
    President
    1175 W. Moana Lane
    Reno, NV 89509

By: /s/BEN FARAHI
    --------------
    Ben Farahi
    Chief Financial Officer
    1175 W. Moana Lane
    Reno, NV 89509

JILA FARAHI TRUST

By: /s/BEN FARAHI
    --------------
    Ben Farahi
    Trustee and Attorney-in-fact
    1175 W. Moana Lane
    Reno, NV 89509




































                                   -17-